SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                            SCHEDULE 13G/A

               Under the Securities Exchange Act of 1934

                           (Amendment No. 9)

                      Phillips Petroleum Company
               -----------------------------------------
                           (Name of Issuer)

                     Common Stock, $1.25 par value
               -----------------------------------------
                    (Title of Class of Securities)

                               718507106
               -----------------------------------------
                            (CUSIP Number)


CUSIP NO.    718507106
           -------------
-----------------------------------------------------------------------
 (1)  Names of Reporting Persons   |    Long-Term Stock Savings Plan of
                                   |    Phillips Petroleum Company
-----------------------------------------------------------------------
                                                       |(a)
 (2)  Check the Appropriate Box if a Member of a Group |---------------
                                                       |(b)           X
-----------------------------------------------------------------------
 (3)  SEC Use Only                                     |
-----------------------------------------------------------------------
 (4)  Citizenship or Place of Organization             |       Oklahoma
-----------------------------------------------------------------------
 Number of Shares        (5)  Sole Voting Power        |              0
 Beneficially Owned      ----------------------------------------------
 by Each Reporting       (6)  Shared Voting Power      |     30,998,548
 Person With             ----------------------------------------------
                         (7)  Sole Dispositive Power   |              0
                         ----------------------------------------------
                         (8)  Shared Dispositive Power |     30,998,548
-----------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each      |
        Reporting Person                               |     30,998,548
-----------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9)         |
        Excludes Certain Shares                        |
-----------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9  |          10.6%
-----------------------------------------------------------------------
(12)  Type of Reporting Person                         |             EP
-----------------------------------------------------------------------


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Item 1(a).  Name of Issuer

            Phillips Petroleum Company


      (b).  Address of Issuer's Principal Executive Offices

            Phillips Building, Bartlesville, Oklahoma  74004


Item 2(a).  Name of Person Filing

            Long-Term Stock Savings Plan of Phillips Petroleum Company


      (b).  Address of Principal Business Office

            Phillips Building, Bartlesville, OK  74004


      (c).  Citizenship

            Oklahoma


      (d).  Title of Class of Securities

            Common stock, $1.25 par value


      (e).  CUSIP Number

            718507106


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

            (a) [ ] Broker or Dealer registered under Section 15 of the
                    Act

            (b) [ ] Bank as defined in section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

            (d) [ ] Investment Company registered under section 8 of
                    the Investment Company Act

            (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f) [X] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)


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            (g) [ ] Parent Holding Company, in accordance with
                    section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

            (h) [ ] Group, in accordance with
                    Section 240.13d-1(b)(1)(ii)(H)


Item 4.     Ownership

            (a) Amount Beneficially Owned at
                December 31, 1996                           30,998,548

            (b) Percent of Class                                  10.6%

            (c) Number of shares as to which such person has

                  (i)  sole power to vote or to direct
                       the vote                                      0

                 (ii)  shared power to vote or
                       to direct the vote                   30,998,548

                (iii)  sole power to dispose or
                       to direct the disposition of                  0

                 (iv)  shared power to dispose or
                       to direct the disposition of         30,998,548


Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person

            The Long-Term Stock Savings Plan (LTSSP) borrowed
            $250 million in 1988 and $400 million in 1990 to purchase Phillips Petroleum Company common stock (Phillips Stock). The LTSSP also holds shares purchased with contributions by participants. In addition, the LTSSP holds Phillips Stock formerly held by the Employee Stock Ownership Plan of Phillips Petroleum Company (ESOP) and the Payroll Stock Ownership Plan of Phillips Petroleum Company Subsidiary Companies (PAYSOP), which were merged into the LTSSP in 1988. The total LTSSP shares as of December 31, 1996, consisted of 14,570,641 unallocated shares and 16,427,907 shares allocated to participants. The unallocated shares will be allocated to participants as the LTSSP loans are repaid. Dividends paid on shares of Phillips Stock purchased with all participant contributions and on shares of Phillips Stock acquired with company contributions after August 4, 1989, become assets of the LTSSP and are included in the valuation of participants' accounts. Dividends paid on the shares purchased with the


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            proceeds of the loans, on shares purchased with company
            dividend replacement contributions, and on shares attributable to company contributions which were acquired prior to August 5, 1989, in the ESOP, PAYSOP and LTSSP are used to repay the LTSSP loans. Shares acquired with the two loans, in an amount equal to the value of dividends on Phillips Stock retained by the LTSSP for loan repayment, are allocated to and included in the valuation of participant accounts. Under certain circumstances, participants have the right to make withdrawals or receive distributions from the LTSSP in shares of Phillips Stock and in cash representing the value of any fractional shares. Shares of Phillips Stock held by the LTSSP are sold to make the cash payments representing any such fractional shares.

            In December 1995, the company extended the LTSSP to the year 2015. Without the extension, allocations of stock to employees would have been completed in 2005 or before. The new extension will require additional shares to be delivered to the LTSSP. The LTSSP will be eligible to receive shares from the company's Compensation and Benefits Trust, also established in December 1995.


Item 7. Identification and Classification of the Subsidiary Which Accquired the Security Being Reported on By the Parent Holding Company

            Not applicable.


Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable.


Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LONG-TERM STOCK SAVINGS PLAN OF
                                          PHILLIPS PETROLEUM COMPANY


                                     By   /s/ Jacqueline K. Wagner
                                        -------------------------------
                                              Jacqueline K. Wagner
                                        Member, Long-Term Stock Savings
                                                Plan Committee
February 12, 1997


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